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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under
Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

DOLE FOOD COMPANY, INC.
(Name of Subject Company (issuer))

DAVID H. MURDOCK—Offeror
(Name of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

256605106
(CUSIP Number of Class of Securities)

Roberta Wieman
10900 Wilshire Boulevard
Los Angeles, California 90024
Telephone: (310) 208-6055
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Peter J. Tennyson, Esq.
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, Seventeenth Floor
Costa Mesa, California 92626-1924
Telephone: (714) 668-6200

CALCULATION OF FILING FEE

Transaction valuation* N/A	Amount of filing fee None required.

*Set forth the amount on which the filing fee is calculated and state how it was determined

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☒
  going-private transaction subject to Rule 13e-3.

  ☒
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE 13D

CUSIP No. 256605106	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

DAVID H. MURDOCK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, BK, WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,580,995*
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		None
WITH:
	9	SOLE DISPOSITIVE POWER

		13,580,995*

	10	SHARED DISPOSITIVE POWER

		None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,580,995*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.02%*

14	TYPE OF REPORTING PERSON

IN

*        As of the close of business on December 18, 2002, Mr. Murdock has beneficial ownership of 13,580,995 (approximately 24.02%) of the outstanding shares of Dole Food Company, Inc. Common Stock. Of such shares, 13,086,847 shares (approximately 23.35%) are held by Mr. Murdock, 494,148 shares (less than 1%) may be acquired by Mr. Murdock through the exercise of stock options which are exercisable within sixty (60) days of December 18, 2002, and 81,000 shares (less than 1%) are owned by Mr. Murdock's sons. As permitted by Rule 13d-4, Mr. Murdock disclaims beneficial ownership within the meaning of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 ("1934 Act") of the 81,000 shares of Dole Food Company, Inc. Common Stock owned by his sons.

        This Schedule 13D, as previously amended, relating to the Common Stock of Dole Food Company, Inc. ("Dole"), is hereby further amended with respect to the items set forth below.

Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

        On December 18, 2002, Mr. Murdock and Dole entered into an Agreement and Plan of Merger allowing Mr. Murdock to acquire the approximately 76% of Dole's outstanding Common Stock which he and his family do not own for $33.50 per share in cash through the merger of a company indirectly wholly-owned by Mr. Murdock with and into Dole. This Agreement and Plan of Merger is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Mr. Murdock and Dole have issued a joint press release announcing the transaction and such press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

        Since the transaction is now structured as a merger, Mr. Murdock does not currently intend to file any additional materials on Schedule TO.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2002
/s/ DAVID H. MURDOCK David H. Murdock

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Agreement and Plan of Merger among DHM Holding Company, Inc., DHM Acquisition Company, Inc., David H. Murdock and Dole Food Company, Inc. dated as of December 18, 2002
99.2	Joint Press Release issued by David H. Murdock and Dole Food Company, Inc. dated December 18, 2002

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SCHEDULE 13D
Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.
SIGNATURE
EXHIBIT INDEX